UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

ay M 9, 2018	Telekomunikasi Indonesia Tbk
Date May 21, 2019	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk /s/ Andi Setiawan ---------------------------------------------------- By: Andi Setiawan VP Investor Relations

PT TELKOM INDONESIA (PERSERO) Tbk

INFORMATION TO INVESTOR

(No.84/PR000/COP-I5000000/2019)

PT Telkom Indonesia (Persero) Tbk 2018 Annual Report on Form 20-F

Pursuant to the Section 203.01 of the NYSE Listed Company Manual, PT Telkom Indonesia (Persero) Tbk would like to inform you that the Company’s 20-F Report and Audited Financial Statement for the 2018 have been filed to US-SEC on May 21, 2019. The reports are available for viewing on the internet at www.telkom.co.id.

If you do would like to obtain a hard copy, please email us on investor@telkom.co.id or write us to:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52

Jakarta 12710

Indonesia

Attention: 20-F Report

You may also request for a hardcopy of the 20-F Report by calling the number +62-21-5215109.

Sincerely yours,

 /s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	: 62-21-5215109
Fax.	: 62-21-5220500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia. The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES). Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.